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SECURITIES 04019471 SION
W

RECEIVED
SEC MAIL PROCESSING SECTION
MAY 2 8 2004
WASH. D.C. 161

SEC FILE NUMBER
8-48295

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Bridgeford Group, Inc. (A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Haruhiko Masuda — 212-705-0883
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Haruhiko Masuda, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company) as of and for the year ended March 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

H Masuda 5/18/04

Signature Date

President & CEO

Title

On this 8th day of May 2004 personally appeared before me + sworn Haruhiko Masuda.

Notary Public

NAZEERA NAJMOODIN
NOTARY PUBLIC, State of New York
No. 01NA5076774
Qualified in Queens County
Commission Expires April 28, ~~1999~~ 2007

NA
NOTARY PU...
No. 01NA5076774
Qualified in Queens County
Commission Expires April 28, 1999

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of
Mizuho Securities Co., LTD. – a Mizuho Company)
(S.E.C. I.D. No. 8-48295)

STATEMENT OF FINANCIAL CONDITION AS
OF MARCH 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a Public document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Bridgeford Group, Inc.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD. - a Mizuho Company)

We have audited the accompanying statement of financial condition of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. - a Mizuho Company) (the "Company") as of March 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Bridgeford Group, Inc. at March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 24, 2004

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

STATEMENT OF FINANCIAL CONDITION
March 31, 2004

ASSETS

Interest-bearing deposits	$ 5,437,680
Securities owned - at market value	18,940,326
Fees receivable	59,969
Interest receivable from affiliates	3,174
Premises and equipment, net	37,936
Deferred tax asset	1,200,000
Other assets	237,476
TOTAL ASSETS	$25,916,561

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 359,839
Deferred rent	22,466
Total liabilities	382,305
STOCKHOLDER'S EQUITY:	
Common stock, 100 shares of no par value each, authorized and outstanding	1,000,000
Additional paid-in capital	24,000,000
Retained earnings since March 25, 2002	534,256
Total stockholder's equity	25,534,256
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$25,916,561

See notes to statement of financial condition.

1. GENERAL

The Bridgeford Group, Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities Co., LTD (a Mizuho Company). The Company operates as a registered broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and engages in the business of providing advice on merger, acquisition, divestiture, advisory and financing transactions, furnishing valuation services, and rendering fairness opinions in connection with merger, acquisition and similar transactions.

On April 1, 2002, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank Limited and The Industrial Bank of Japan, Limited merged to form Mizuho Financial Group. In connection with this merger, on March 25, 2002, The Bridgeford Group (NY), Inc. and its parent The Bridgeford Group, Inc., both wholly-owned subsidiaries of The Industrial Bank of Japan, Limited, combined their operations. The combined company was renamed The Bridgeford Group, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies followed by the Company are as follows:

a. *Securities Owned* - Securities transactions are recorded on a trade date basis and are valued at market. Accrued interest is included in results of operations.

b. *Income Taxes* – The Company utilizes the asset and liability method for accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109").

c. *Accounting Estimates* – The financial statements are presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of March 31, 2004, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

d. *Financial Instruments* – Financial instruments are carried at fair value or at amounts which approximate fair value. Interest-bearing deposits with affiliates, receivables and payables are all carried at cost which approximates fair value. Securities owned are stated at market value.

e. *Premises and Equipment* – Premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the declining balance method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the declining balance method.

New Accounting Pronouncements – In January 2003 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, *"Consolidation of Variable Interest Entities,"* an interpretation of ARB No. 51 *"Consolidated Financial Statements."* In general, a variable interest entity ("VIE") is a corporation, partnership, limited liability corporation, trust, grantor trust or any other legal structure used to conduct activities or hold assets that either does not have equity investors with voting rights that can directly or indirectly make decisions about the entity's activities through those voting rights or similar rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE often holds financial assets including loans or receivables, real estate or other property. This interpretation requires, among other things, for a VIE to be consolidated if the Company is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. Additionally, in December 2003, the FASB released a revised version of FIN No. 46 (FIN 46R) clarifying certain aspects of FIN No. 46 and providing certain entities with exemptions from the requirements of FIN No. 46. The Company adopted FIN 46R as required in fiscal year 2004 with no impact on the financial statement.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 as required in fiscal year 2004 with no impact on the financial statement.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 as required in fiscal year 2004 with no impact on the financial statement.

3. PREMISES AND EQUIPMENT

Premises and equipment consist of the following as of March 31, 2004:

	2004
Furniture and fixtures	$ 55,975
Computers and telephones	40,196
Leasehold improvements	11,558
Subtotal	107,729
Less accumulated depreciation and amortization	(69,793)
Premises and equipment - net	$ 37,936

4. INCOME TAXES

The Company has established a deferred tax asset to reflect the future tax benefit resulting from an alternative minimum tax credit carry-forward of approximately $62,000. A valuation allowance was

established with respect to this asset since, in management's opinion, it is more likely than not that no benefit will be realized from this asset. The alternative minimum tax credit may be carried forward indefinitely.

The Company is expected to incur no state and local income tax liability during the period. However, the Company is expected to incur a state and local tax on assets of approximately $5,000.

The Company has a federal tax net operating loss ("NOL") carryforward of approximately $15,334,000, which begins to expire after December 31, 2005. The Company also has a state NOL carryforward of approximately $1,986,000, which will expire after March 31, 2024. The Company has a Federal deferred tax asset at March 31, 2004 of $5,530,000, and a state and local deferred tax asset at March 31, 2004 of $239,000 which is attributable to the tax benefit of the net operating loss carryforward, deferred rent, depreciation, and deferred compensation deducted in a prior year for book purposes. The Company has recorded a valuation allowance of approximately $4,569,000 against the deferred tax asset because, in the opinion of management, it is more likely than not that this portion of the benefit resulting from the asset will not be realized due to the expiration of the carryforwards.

5. RELATED PARTY TRANSACTIONS

Total interest-bearing deposits include interest-bearing deposits with affiliates in the amount of $3,487,566. Interest-bearing deposits with affiliates are placed with Mizuho Holdings Corporate Bank – Cayman Branch ("MHCB – Cayman Branch").

6. COMMITMENTS AND CONTINGENCIES

The Company signed a long-term office lease agreement for the period March 1, 2002 through April 30, 2007. The lease includes provisions for escalation and provides certain rent incentives over the initial years of the lease.

The minimum lease obligation at March 31, 2004 is as follows:

Year Ending March 31,	Minimum Annual Rental
	$
2005	209,230
2006	209,230
2007	209,230
Thereafter	17,436
	$ 645,126

7. **NET CAPITAL REQUIREMENT**

Pursuant to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At March 31, 2004, the Company had net capital and a minimum net capital requirement of $20,474,277 and $25,487, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.019 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 24, 2004

The Bridgeford Group, Inc.
(A Wholly-Owned Subsidiary of
Mizuho Securities Co., LTD – a Mizuho Company)
399 Park Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD – a Mizuho Company) (the "Company") for the year ended March 31, 2004 (on which we issued our report dated May 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management of The Bridgeford Group, Inc., the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP